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                                                                                                      EXHIBIT 12
                            OHIO POWER COMPANY
      Computation of Consolidated Ratio of Earnings to Fixed Charges
            and Preferred Stock Dividend Requirements Combined
                     (in thousands except ratio data)
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                                                                                                        Twelve
                                                                                                        Months
                                                                Year Ended December 31,                 Ended
                                                   1990        1991       1992       1993       1994    3/31/95
Fixed Charges:
 Interest on First Mortgage Bonds . . . . . . . $ 67,079    $ 71,765   $ 83,572   $ 74,121   $ 63,805   $ 63,696
 Interest on Other Long-term Debt . . . . . . .   28,425      28,575     26,611     24,510     21,453     21,511
 Interest on Short-term Debt. . . . . . . . . .    4,943       5,973      2,711      1,122        992      1,055
 Miscellaneous Interest Charges . . . . . . . .    3,177       3,237      2,800      2,958      5,140      5,893
 Estimated Interest Element in Lease Rentals. .   25,000      22,800     22,800     15,300     13,900     23,200
      Total Fixed Charges . . . . . . . . . . .  128,624     132,350    138,494    118,011    105,290    115,355
Preferred Stock Dividend Requirements (1) . . .   24,915      24,972     24,895     22,801     22 253     22,369
      Total Fixed Charges and Preferred Stock
        Dividend Requirements Combined. . . . . $153,539    $157,322   $163,389   $140,812   $127,543   $137,724

Earnings:
 Net Income . . . . . . . . . . . . . . . . . . $179,990    $166,102   $160,553   $185,770   $162,626   $156,133
 Plus Federal Income Taxes. . . . . . . . . . .   72,816      78,480     75,783     64,244     74,822     73,060
 Plus State Income Taxes. . . . . . . . . . . .    2,771       1,898      1,082      2,626      3,375      3,288
 Plus Fixed Charges (as above). . . . . . . . .  128,624     132,350    138,494    118,011    105,290    115,355
      Total Earnings. . . . . . . . . . . . . . $384,201    $378,830   $375,912   $370,651   $346,113   $347,836

Ratio of Earnings to Fixed Charges and
Preferred Stock Dividend Requirements . . . . .     2.50        2.40       2.30       2.63       2.71       2.52



(1)  Represents preferred stock dividend requirements less the effect of preferred stock dividend deduction for federal income tax purposes ($872,000 in each period 1990 through 1992 and $847,000 in each period 1993 through 1995)
     multiplied by the ratio of earnings before income taxes to net income with the preferred stock dividend deduction added to the result of the calculation.
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